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                                           SECURITIES AND EXCHANGE COMMISSION
                                                Washington, D.C. 20549                              -----------------------------
                                                                                                            SEC FILE NUMBER
                                                                                                               1-11140
                                                      FORM 12b-25                                   -----------------------------
                                                                                                    -----------------------------
                                                                                                             CUSIP NUMBER
                                             NOTIFICATION OF LATE FILING                                     683737 20 9
                                                                                                    -----------------------------
(Check One):  | | Form 10-K | | Form 20-F | | Form 11-K |X| Form 10-Q | | Form N-SAR



     For Period Ended: March 31, 2001
                       ------------------------------------------------------------------------------------------------

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ___________________________________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

____________________________________________________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Ophthalmic Imaging Systems
____________________________________________________________________________________________________________________________________
Full Name of Registrant

N/A
____________________________________________________________________________________________________________________________________
Former Name if Applicable

221 Lathrop Way, Suite I
____________________________________________________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Sacramento, CA 98515
____________________________________________________________________________________________________________________________________
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check appropriate box.)

          (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without unreasonable effort or expense;
  |X|     (b) The  subject  annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K or Form
              N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed due date;  or the subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth calendar day following the prescribed due date; and
          (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                             PART III -- NARRATIVE
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State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q,  N-SAR, or the transition report or portion thereof,  could not be filed within the prescribed time period.
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                                SEE ATTACHMENT A
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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification

      Gil Allon                                                916                                    646-2020
    ____________________________________________  _______________________________  _________________________________________________
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If the answer
    is no, identify report(s).                                                                                |X| Yes  | | No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |X| Yes  | | No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

                                SEE ATTACHMENT B
====================================================================================================================================

                            Ophthalmic Imaging Systems
              ____________________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date May 15, 2001                                                            By /s/ Gil Allon
     ----------------------                                                     ----------------------
                                                                                Name: Gil Allon

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                                  ATTACHMENT A

                              PART III - NARRATIVE


      The Registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001 could not be filed within the prescribed time period because the Registrant has not finalized all of its accounting matters and because the Registrant, which has a small accounting staff, has devoted substantial time and efforts to recent business matters affecting the Registrant.


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                                  ATTACHMENT B

                           PART IV - OTHER INFORMATION

         The Registrant will be reporting increased revenues in the first quarter ended March 31, 2001 in comparison to the comparable period of 2000, due, in large measure, to initial commercial deliveries during the 2001 quarter of products introduced during the last quarter of 2000. The Company will report net income of $138,000, or $.02 per share for the first quarter of fiscal 2001 compared with a net income of $2,000 or breakeven per share for the first quarter of fiscal 2000. The fiscal 2001 amounts will include an extraordinary gain resulting from the forgiveness of certain debt, absent of which the Company would report breakeven operations and a net loss of $.01 per share for the first quarter.